Waller Helms Securities LLC

Financial Statement and
Report of Independent Registered Public Accounting Firm

June 30, 2018

Filed as a Public Document Pursuant to Rule 17a-5(d) of the Securities Exchange Act of 1934

*** PUBLIC DOCUMENT ***

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69713

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALLER HELMS SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 W. WACKER DRIVE, SUITE 2000
(No. and Street)

CHICAGO	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT CAMPBELL (973) 727-7379
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEMARCO SCIACCOTTA WILKENS & DUNLEAVY, LLP
(Name – *if individual, state last, first, middle name*)

9645 LINCOLNWAY LN #214A	FRANKFORT	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

WALLER HELMS SECURITIES LLC

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, __JOHN WALLER_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__WALLER HELMS SECURITIES LLC_____, as
of __June 30_____, 20 __18_____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____



MARY KATHERINE MCTIGHE
Official Seal
Notary Public – State of Illinois
My Commission Expires Dec 4, 2021

_____
Signature

CHIEF COMPLIANCE OFFICER
_____
Title

Mary Katherine Mctighe 8/9/18
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Waller Helms Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Waller Helms Securities LLC, (the "Company") as of June 30, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Waller Helms Securities LLC as of June 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Waller Helms Securities LLC's auditor since 2017.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
August 1, 2018

WALLER HELMS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2018

ASSETS

Cash	$	83,586
Prepaid expenses		3,061
	$	86,647

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable - related party	$	9,331
Accrued expenses		10,500
		19,831
MEMBER'S EQUITY		66,816
	$	86,647

The accompanying notes are an integral part of this statement.

WALLER HELMS SECURITIES LLC

NOTES TO THE FINANCIAL STATEMENT

JUNE 30, 2018

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Waller Helms Securities LLC (the "Company"), a Limited Liability Company and a wholly owned subsidiary of Waller Helms Advisors LLC ("Waller Helms Advisors"), is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). In the normal course of business, the Company performs underwriting, financial advisory and investment banking services. The Company commenced operations as a broker-dealer effective September 27, 2016.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule, including the requirement to make the reserve computation under Rule 15c3-3. Essentially, the requirement of Paragraph (k)(2)(i) provides that a broker-dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transaction between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company.

A summary of the Company's significant accounting policies is as follows:

Accounting Policies. The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

Management Estimates and Assumptions. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of this financial statement change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Cash. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Revenue Recognition.
  Fee Income:
    Initial Fees. Initial fees are due in accordance with the terms of the executed agreement and are typically recorded upon execution of a signed agreement.

    Fairness Opinion and Valuation Fees. Fairness opinion and Valuation fees are due in accordance with the terms of the executed agreement, and are recognized upon issuance of the fairness opinion or valuation, as applicable.

    Placement/Underwriting Fees. Placement/Underwriting fees are due in accordance with the terms of the executed agreement, and are typically earned upon consummating an offering. Fees are recognized when the income is reasonably determined and the respective closing of the offering has occurred.

    Completion Fees. Completion fees are due in accordance with the terms of the executed agreement, typically either a dollar amount or percentage upon execution of a definitive agreement and the remainder upon closing, or a dollar amount or percentage upon closing. Revenue is recognized as these events are completed.

Income Taxes. As a wholly owned subsidiary of Waller Helms Advisors, the Company is not subject to federal income tax, but may be subject to various state and local income taxes.

(Continued)

WALLER HELMS SECURITIES LLC

NOTES TO THE FINANCIAL STATEMENT

JUNE 30, 2018

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Recent Accounting Pronouncements. In February 2016, FASB issued ASU 2016-02, *Leases (Topic 842)*. FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2018, with early adoption permitted. Management is currently evaluating this standard.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*. This ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. In August 2015, FASB issued ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*, which deferred the effective date of ASU 2014-09 to annual reporting periods beginning after December 15, 2017 including interim reporting periods within that reporting period. Early adoption is permitted for reporting periods beginning after December 15, 2016. Companies may use either a full retrospective or a modified retrospective approach to adopt this ASU. Management is currently evaluating this standard, including which transition approach to use.

In March 2016, FASB issued ASU 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*. The amendments are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. The effective date for this ASU is the same as the effective date for ASU 2014-09. Management is currently evaluating this standard.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with Waller Helms Advisors, effective February 11, 2016, whereby Waller Helms Advisors may provide certain administrative and support services to the Company and may act as paying agent for the Company in connection with certain of the Company's direct expenses. In accordance with the terms of the agreement, Waller Helms Advisors will provide such services as personnel, facilities, equipment and supplies to the Company as the parties may determine and the Company will pay Waller Helms Advisors the costs of the services under the agreement. For the year ended June 30, 2018, Waller Helms Advisors mostly assumed responsibility and paid for certain overhead and operating expenses of the Company and such expenses will not be allocated or reimbursed by the Company. Effective June 1, 2018, the Company was responsible to reimburse certain labor and overhead in the amount of $9,331 to Waller Helms Advisors. As of June 30, 2018, the Company owed Waller Helms Advisors $9,331.

NOTE 3 – INDEMNIFICATIONS

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

WALLER HELMS SECURITIES LLC

NOTES TO THE FINANCIAL STATEMENT

JUNE 30, 2018

NOTE 4 – CONCENTRATIONS

The Company's revenue stream is transaction based rather than recurring in nature. As a result, the Company will have revenue concentrations year over year.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 12 1/2% of "aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At June 30, 2018, the Company had net capital of $63,755 which was $58,755 in excess of its required net capital of $5,000. The Company's net capital ratio was 31.11 to 1.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated all subsequent events from December 31, 2017 through August 1, 2018, the date of the accompanying financial statement was available to be issued, and is not aware of any subsequent events occurring during this period.